CHAPMAN AND CUTLER LLP
                             111 WEST MONROE STREET
                            CHICAGO, ILLINOIS 60603



                                October 5, 2012

VIA EDGAR CORRESPONDENCE
------------------------
Karen Rossotto
Senior Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549


         Re:                    First Trust Series Fund
                         File Nos. 333-168727 and 811-22452
                     ------------------------------------------


Dear Ms. Rossotto:

      This letter responds to your comments regarding the registration statement filed on Form N-1A for First Trust Series Fund (the "Trust") with the Securities and Exchange Commission (the "Commission") on July 2, 2012 (the "Registration Statement"). The Registration Statement is regarding the First Trust Short Duration High Income Fund (the "Fund"). Your comments regarding the Fund were communicated to us via telephone on August 24, 2012 and September 5, 2012. This letter serves to respond to your comments and accompanies Post-Effective Amendment No. 7 to the Trust's registration statement, filed on October 5, 2012 (the "Amendment").

      Please also note that to the extent that your previous comments to recently filed registration statements for the First Trust family of open-end or exchange-traded funds were applicable, we have made the corresponding changes to the prospectus and statement of additional information of this Fund.


                                   PROSPECTUS

         COMMENT 1

      Confirm in a response letter that the fee waiver and expense reimbursement agreement will be attached as an exhibit to the filing.

         RESPONSE TO COMMENT 1

      The Trust's Expense Reimbursement, Fee Waiver and Recovery Agreement was filed as an exhibit to the trust's registration statement on December 23, 2010 and an amended Exhibit A to such agreement has been filed with the Amendment.

         COMMENT 2

      Explain how the principal investment strategies are consistent with the Names Rule. Also, explain the scale of duration.

         RESPONSE TO COMMENT 2

      Under normal market conditions, the Fund invests at least 80% of its net assets in high yield debt securities and senior floating rate loans that are rated below investment grade or unrated. In terms of duration, while there is no limit on the remaining maturity or duration of any individual security in which the Fund may invest, the Fund normally will seek to maintain a weighted average portfolio duration of three years or less. The prospectus has been revised in accordance with this comment.

         COMMENT 3

       On page 3 of the prospectus, how are "short-term, medium-term or long-term maturities" defined?

         RESPONSE TO COMMENT 3

      The Commission has previously taken the position with respect to rule 35d-1 that "short-term," "intermediate-term" and "long-term" bond funds should have a dollar-weighted average maturity of, respectively, no more than 3 years, more than 3 years but less than 10 years, and more than 10 years. The Fund will follow these ranges with respect to the maturities of the securities in its portfolio.

         COMMENT 4

      One page 3 of the prospectus, what does "close to zero" mean?

         RESPONSE TO COMMENT 4

      Because duration is a mathematical calculation of the sensitivity of the price of a debt security to changes in interest rates, "close to zero" means that the interest payments made by issuers of senior loans will change correspondingly with fluctuations in the reference interest rate. The prospectus has been revised in accordance with this comment.

         COMMENT 5

      What percentage of the portfolio will be invested in senior loans?

         RESPONSE TO COMMENT 5

      The Fund is not limited in its ability to invest in senior loans. The allocation to senior loans will change over time, by design. The Fund will not impose a minimum or maximum on the senior loan allocation.

         COMMENT 6

      The Fund may invest up to 10% of its net assets in non-U.S. securities, consider whether emerging markets risk and/or currency risk might be required under Principal Risks and/or whether expanding the current risk language is required.

         RESPONSE TO COMMENT 6

      The Fund's investment advisor does not believe that currency risk will be a principal risk of the Fund and the Fund does not intend to invest principally in emerging markets.

         COMMENT 7

      In general, make sure that the principal risks reflect the principal investment strategies. Consider expanding the Senior Loans Risk to a general, more inclusive Loans Risk.

         RESPONSE TO COMMENT 7

      The prospectus has been revised in accordance with this comment.

         COMMENT 8

      Are there specific derivatives that are considered principal? If so, consider breaking out the Derivatives Risk for each specific type of derivative.

         RESPONSE TO COMMENT 8

      The Fund's investment advisor does not believe that there is any specific type of derivative that will be a principal investment of the Fund.

         COMMENT 9

      Will mortgage-backed securities be a part of the principal investment strategies? If not, take out the corresponding risk from Principal Risks.

         RESPONSE TO COMMENT 9

      Mortgage-backed securities will not be a part of the principal investment strategies and, therefore, the prospectus has been revised in accordance with this comment.

         COMMENT 10

      Will borrowing and leverage be a part of the principal investment strategies? If not, take out the corresponding risk from Principal Risks.

         RESPONSE TO COMMENT 10

      The Fund may borrow to meet redemptions, but the investment advisor does not anticipate that borrowing and leverage will be a principal investment strategy. The prospectus has been revised in accordance with this comment.

         COMMENT 11

      Consider including principal risk language regarding the risks associated with securities received from loans, if appropriate.

         RESPONSE TO COMMENT 11

      The investment advisor believes that post-restructuring securities will not be a part of the Fund's principal investments.

         COMMENT 12

      Consider including other investment companies risk and/or specific risks for each type of investment company that will be principally represented in the Fund's portfolio.

         RESPONSE TO COMMENT 12

      The prospectus has been revised in accordance with this comment.

         COMMENT 13

      Which of the derivatives listed on page 11 of the prospectus are a part of the Fund's principal investment strategies?

         RESPONSE TO COMMENT 13

      None of the specific derivatives listed are a part of the Fund's principal investment strategies, although the Fund's portfolio may have more than 10% of its net assets invested in derivatives generally.

         COMMENT 14

      Determine whether certain of the Additional Risks should more appropriately be included as Principal Risks.

         RESPONSE TO COMMENT 14

      The prospectus has been revised in accordance with this comment.


                      STATEMENT OF ADDITIONAL INFORMATION

         COMMENT 15

      The page numbers listed in the table of contents need to be verified for accuracy.

         RESPONSE TO COMMENT 15

      The page numbers listed in the table of contents will be verified for accuracy in the Amendment or a subsequent pre-effective amendment to the registration statement.

         COMMENT 16

      On page 8, please remove the phrase "currently or in the future."

         RESPONSE TO COMMENT 16

      The SAI has been revised in accordance with this comment.

         COMMENT 17

      In Management of the Fund, Board Diversification and Trustee Qualifications, the discussion of the experiences, qualifications and attributes of each Trustee that led to the conclusion that the person should serve as a Trustee for the Fund should be made "in light of the Fund's business and structure" in accordance with Item 17.b.10 of Form N-1A. Please revise the discussion as appropriate.

         RESPONSE TO COMMENT 17

      The following relevant disclosure has been added to the section entitled "Board Diversification and Trustee Qualifications":

            "In concluding that each of the current Trustees is appropriate to serve on the Board, the Nominating and Governance Committee considered each Trustee's business and educational experience, as well as each Trustee's service on a range of other funds in the First Trust Fund Complex, in light of the Fund's business and structure."

         COMMENT 18

      In the first column to the compensation table on page 31, please replace the reference to "Trust" with "Fund," and modify the corresponding footnote accordingly. See Item 17.(c) of Form N-1A.

         RESPONSE TO COMMENT 18

      The SAI has been revised in accordance with this comment.

         COMMENT 19

      Under "Proxy Voting Policies and Procedures," it states that "If First Trust manages the assets of a company or its pension plan and any of First Trust's clients hold any securities of that company, First Trust will vote proxies relating to such company's securities in accordance with the ISS recommendations to avoid any conflict of interest." Please explain whether this is the proxy voting procedure for all conflicts of interest.

         RESPONSE TO COMMENT 19

      This is the general procedure for all proxy voting conflicts of interest.

         COMMENT 20

      On page 41, it states that the Codes of Ethics adopted by the Fund under Rule 17j-1 of the 1940 Act "contain policies restricting securities trading in personal accounts of the officers, Trustees and others who normally come into possession of information on portfolio transactions." Item 17, paragraph (e), of Form N-1A requires a brief statement disclosing whether the codes of ethics adopted by a fund's investment adviser and principal underwriter, "permit personnel subject to the codes to invest in securities, including securities that may be purchased or held by the Fund." Please revise the disclosure concerning the Fund's code of ethics to comply with this requirement.

         RESPONSE TO COMMENT 20

      The following relevant disclosure has been added to the section entitled "Codes of Ethics":

            "Personnel subject to the Codes of Ethics may invest in securities that may be purchased or held by the fund; however, the Codes of Ethics require that each transaction in such securities be reviewed by the Board or its designee."

                                   * * *


TANDY ACKNOWLEDGMENT

      In connection with the Trust's registration statement, the Trust acknowledges that;

      o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      o the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy for the disclosure in the filing; and

      o the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.


                                  Sincerely yours,

                                  CHAPMAN AND CUTLER LLP


                                  By:  /s/ Morrison C. Warren
                                       ---------------------------------
                                           Morrison C. Warren